82-3023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

RECEIVED
2004 DEC -1 A 9:5
OFFICE OF INT CORPORATE

04046446

November 19, 2004

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canadian Corporate News.

Yours very truly,

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

File No. 82-4991

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE WARRANTS EXERCISED

November 19, 2004

The Company is pleased to announce that warrants for the purchase of 600,000 common shares, at a price of $0.10 per share, have been exercised. The $60,000.00 proceeds will be added to the Company's working capital. Including the issuance of these shares, the Company's issued and outstanding shares are 22,801,829.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit **www.goldenhopemines.com**